Exhibit 99.1

SuperX and Teamsun Announce Formation of “SuperX Global Service” Joint Venture

The Singapore-based joint venture, majority-controlled by SuperX, is established to provide end-to-end AI infrastructure services to global clients, completing SuperX’s “product + service” full-lifecycle value chain.

SINGAPORE, Oct 30, 2025 — SuperX AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) and Beijing Teamsun Technology Co., Ltd. (Shanghai Stock Exchange: 600410) ("Teamsun"), a leading cloud computing solutions and digital services provider, jointly announced today that a joint venture agreement (“JV Agreement”) was entered into between SuperX AI Solution Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of SuperX (“SuperX AI Solution”), Teamsun (Hong Kong) Co, Ltd, a Hong Kong subsidiary of Teamsun, and certain affiliates of Teamsun, to establish a joint venture through a new entity to be incorporated in Singapore, SuperX Global Service Pte. Ltd (“SuperX Global Service”). Pursuant to the JV Agreement, SuperX AI Solution will obtain a 51% equity interest in SuperX Global Service.

The core mission of SuperX Global Service is to serve as a service provider for SuperX's global AI Factory projects, providing global end-to-end professional services to customers of SuperX products and AIDC (Artificial Intelligence Data Center) solutions, while also providing professional technical support for customers' third-party AI products. The service contents will primarily include:

●	Global Contact Center: For global customers, providing multi-channel service access and unified service management, rapidly responding to customer needs, and ensuring service quality objectives are met.

●	Deployment Service: Responsible for the on-site deployment, integration, and commissioning of SuperX’s Modular AI Factories, AI servers, and related solutions.

●	Maintenance Service: Based on a global service network, providing professional product warranty, spare parts replacement, and troubleshooting services.

●	Managed Service: Based on SuperX’s Modular AI Factories, providing professional operations and maintenance (O&M) management services to ensure the AI Factory’s high up-time and optimal performance.

Integrating Teamsun’s Deep Global Service Expertise

As AI infrastructure becomes increasingly complex and integrated with frequent iteration of technologies, customers require more than just software and hardware; they need a complete, reliable, and end-to-end service guarantee. This partnership is built upon Teamsun’s profound expertise, accumulated over more than two decades in the IT services industry. As a service giant with a presence in 18 countries, over 7,000 employees, and 37 delivery centers worldwide, Teamsun has provided long-term digital services to over 16,000 large enterprise clients, possessing unparalleled experience in building mature service management systems, managing large-scale complex projects, and operating a global delivery network.

Building a World-Class Service Advantage for SuperX

The establishment of SuperX Global Service deeply integrates Teamsun’s service capabilities with SuperX’s cutting-edge product technology, bringing several key advantages to SuperX:

1.	Instant Global Delivery Capability: SuperX can immediately leverage Teamsun’s extensive global service network to provide localized, rapid-response deployment and operational support to its customers.

2.	Closing the “Product + Service” Business Loop: The new company fills a critical gap in SuperX’s value chain, upgrading it from an innovative product company to a “product + service” enterprise capable of delivering full-lifecycle value, thereby significantly enhancing customer loyalty and market competitiveness.

3.	Accelerating Market Penetration and Customer Trust: By offering factory-certified professional services delivered by an experienced service partner, SuperX can more quickly gain the trust of large enterprise clients, accelerating the global adoption of its complex solutions like the Modular AI Factory.

Future Outlook: Setting a New Benchmark for AI Infrastructure Services

The formation of SuperX Global Service will empower SuperX to become one of the leading AI infrastructure service providers in the Asia-Pacific region. Looking ahead, the joint venture is committed to becoming the “gold standard” in the global AI infrastructure services sector. The company plans to launch a series of standardized service products that seamlessly integrate with SuperX’s hardware and solutions, offering clients a truly turnkey experience that is secure, worry-free, and efficient. This allows clients to focus entirely on their high-level AI application innovation, while entrusting the underlying infrastructure operations to SuperX Global Service.

The establishment of SuperX Global Service lays a solid foundation for the deep advancement of SuperX’s global strategy and signals the formation of a more complete and powerful AI infrastructure ecosystem.

About Beijing Teamsun Technology Co., Ltd.

Beijing Teamsun Technology Co., Ltd (hereinafter referred to as “Teamsun”) provides leading cloud computing solutions and industry-based digital services to global customers. We are committed to helping our clients become digital operators. Established in Beijing in 1998, Teamsun has invested in more than 20 companies, including four listed companies: Teamsun (Shanghai Stock Exchange: 600410), Hong Kong ASL (Hong Kong Stock Exchange: 0771), US Grid Dynamics (Nasdaq: GDYN), and Shanghai Telink (688591.SH). Teamsun serves global markets with business operations in 18 countries and 40 cities. The company has 37 global delivery centers and employs over 7,000 people.

Over the past 20 years, Teamsun has served more than 16,000 customers in over 10 key industries, converting technological achievements in big data and cloud computing into mature experiences and measurable value.

In 2025, Teamsun positions itself as an “AI service provider specializing in enterprise-level artificial intelligence applications.” We are dedicated to “reshaping enterprise business scenarios with generative AI” to achieve business innovation and management transformation. Our goal is to help clients proactively respond to environmental changes and challenges, providing a solid foundation for digital and intelligent transformation for global customers.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Except as required by law, we are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact Information

Product Inquiries: sales@superx.sg

Investor Relation: ir@superx.sg

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